

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 4, 2010

By U.S. mail and facsimile to (507) 494-7711

Mr. Daniel L. Florness, Chief Financial Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978

> **RE:** **Fastenal Company**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed April 27, 2010**
> **File No. 0-16125**

Dear Mr. Florness:

We have reviewed your response letter dated April 23, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis, page 8

1. We note the section on monthly sales changes and sales trends on pages 9-10. However, it is not clear, on a consolidated basis for the time frame of March 31, 2009 to March 31, 2010, how sales have been impacted by the various factors you have identified and discussed. For example, it is not clear how the opening of new stores, daily sales, the increase in full-time equivalent headcount, etc., has contributed, if at all, to the 6.4% increase in sales during this period. In your response, please explain to us the underlying reason(s) for the sales increase and revise future filings to disclose this information. Refer to Item 303(a)(ii) and (iii) of Regulation S-K.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief